1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Shareholders Approve NT$3.0 Cash and 0.5% Stock Dividend
     Hsinchu, Taiwan, R.O.C., May 7, 2007 —TSMC (NYSE: TSM) today held a shareholders’ meeting at which shareholders approved the distribution of a NT$3.0 cash dividend per common share and a 0.5 percent stock dividend (5 shares for every 1,000 owned).
     TSMC Spokesperson and Vice President Ms. Lora Ho said other major conclusions of the shareholders’ meeting were as follows:
1.	Shareholders approved the 2006 Business Report and Financial Statements. Consolidated revenue for 2006 totaled NT$317.4 billion and net income was NT$127 billion, with earnings per share of NT$4.92.

2.	Shareholders approved revisions to the Articles of Incorporation to delete and/or revise references to Supervisors specified in TSMC’s Articles of Incorporation, as the Audit Committee has taken over the the duties of Supervisors starting from January 1, 2007 and the position of Supervisor has been terminated.
#  #  #

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:

Richard C.Y. Chung	Dana Tsai
Media Relations Manager, TSMC	Senior Administrator, TSMC
Tel: 886-3-505-5038	Tel: 886-3-505-5036
Mobile: 886-911-258751	Mobile: 886-920-483591
Fax: 886-3-567-0121	Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com	E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 7, 2007	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer